SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 6-K

Report of Foreign Private Issuer
Pursuant to Rule 13a-16 or 15d-16 of the
Securities Exchange Act of 1934

For the month of April, 2004

Commission File Number 1-14732

COMPANHIA SIDERÚRGICA NACIONAL
(Exact name of registrant as specified in its charter)

National Steel Company
(Translation of Registrant's name into English)

Rua Lauro Muller, 116 - sala 3702
Rio de Janeiro, RJ
Federative Republic of Brazil
(Address of principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F ___X___ Form 40-F _______

 Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes _______ No ___X____

NOTICE TO STOCKHOLDERS

RELEVANT FACT
COMPANHIA SIDERÚRGICA NACIONAL
Rua São José, nº 20 - Grupo 1602, parte
Rio de Janeiro/RJ
CNPJ nº 33.042.730/0001-04

COMPANHIA SIDERÚRGICA NACIONAL informs that the General and Extraordinary Stockholders’ Meetings, held on 04/29/2004 have approved the proposal by the Company’s Board of Directors on 03/30/2004, to split the shares representing the stock capital, an operation whereby each capital stock share will be represented by 4 shares, followed by grouping these shares, in the ratio of 1,000 shares to 1 share, which will result in a single grouping event of 250 shares to 1, as well as the change of shares per ADR of 1 share to 1 ADR.

The operation will have the following features:

1- Grouping Ratio

Shares will be grouped in the ration of 250 shares to 1 and, after completing the process, will be traded for the unit quotation only.

2- Time limit for adjusting positions by stockholders

Stockholders will have a 30-day period, starting on 04/30/2004, for, at their free and sole discretion, purchasing or selling quantities of shares necessary for rounding up their positions, so that there are no fractions after the grouping process.

Share positions may be adjusted by stockholders through stockbrokers of their free choice, being that, if they are made through Itaú Corretora S.A. and, exclusively on the quantity necessary to complete the immediately higher multiple of 250 shares, will be exempted from broker’s fee and emoluments, for such, shareholders should address any Banco Itau branch. For such, the stockholders must hold an account with Banco Itaú.

Banco Itaú will also assist stockholders, Banco Itau account holders or not, to clarify doubts on the operation, by telephone (11) 5029-7780.

3- Necessary Adjustments

After the period established for adjustment by stockholders elapses, eventual share fractions still held by stockholders will be grouped in whole numbers and sold in auction to be held at BOVESPA (São Paulo Stock Exchange), and respective amounts are to be credited to checking accounts of fraction holders. Such amounts will be credited as of the 5th (fifth) business day after holding the auction. For stockholders whose accounts are paralyzed or outdated record, the fraction sale amount will be placed at the Company’s disposal, for a 5 (five)-year period.

4- Validity

The grouping will be valid as of May 30th, 2004, when shares will start being traded for the unit quotation only.

5- Share per ADR Ratio

After completing the operation, the share per ADR ratio will be changed, such ratio being of 1 (one) share to 1 (one) ADR of the U.S. Market (NYSE).

The purpose of this operation is to adjust the share quotation unit amount, aimed at improving conditions for better security liquidity on the exchange, cost cutting and improving stockholder care.

In this manner, after completing these operations, the Company’s capital stock composition will change from 71,729,261,430 to 286,917,045 shares.

Rio de Janeiro, April 29th, 2004.

Companhia Siderúrgica Nacional
Lauro Henrique Campos Rezende
Investor Relations Executive Officer

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Date: April 30, 2004

COMPANHIA SIDERÚRGICA NACIONAL

By:	/S/ Otavio de Garcia Lazcano
Otavio de Garcia Lazcano Principal Financial Officer

FORWARD-LOOKING STATEMENTS

This press release may contain forward-looking statements. These statements are statements that are not historical facts, and are based on management's current view and estimates of future economic circumstances, industry conditions, company performance and financial results. The words "anticipates", "believes", "estimates", "expects", "plans" and similar expressions, as they relate to the company, are intended to identify forward-looking statements. Statements regarding the declaration or payment of dividends, the implementation of principal operating and financing strategies and capital expenditure plans, the direction of future operations and the factors or trends affecting financial condition, liquidity or results of operations are examples of forward-looking statements. Such statements reflect the current views of management and are subject to a number of risks and uncertainties. There is no guarantee that the expected events, trends or results will actually occur. The statements are based on many assumptions and factors, including general economic and market conditions, industry conditions, and operating factors. Any changes in such assumptions or factors could cause actual results to differ materially from current expectations.